UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 16, 2011		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Condensed Consolidated Balance Sheets as of September 24, 2011 and March 26, 2011

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 24, 2011 and September 25, 2010

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 24, 2011 and September 25, 2010

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 24, 2011	March 26, 2011
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$4,337	$3,342
Accounts receivable	7,235	8,120
Inventories	146,032	141,843
Prepaids and other current assets	2,931	2,409

Total current assets	160,535	155,714

Property and equipment	24,842	26,270
Intangible assets	981	1,011
Other assets	2,594	1,328

Total non-current assets	28,417	28,609

Total assets	$188,952	$184,323

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$73,847	$61,928
Accounts payable	44,977	48,262
Accrued liabilities	9,771	9,092
Current portion of long-term debt	3,953	4,339

Total current liabilities	132,548	123,621

Long-term debt	47,473	45,976
Other long-term liabilities	3,753	3,386

Total long-term liabilities	51,226	49,362

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,673,615 and 3,672,535, respectively	22,283	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,790	15,752
Accumulated deficit	(77,187)	(71,586)
Accumulated other comprehensive income	5,679	6,279

Total stockholders’ equity	5,178	11,340

Total liabilities and stockholders’ equity	$188,952	$184,323

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010

Net sales	$129,894	$111,212
Cost of sales	72,334	63,761

Gross profit	57,560	47,451

Selling, general and administrative expenses	55,204	48,606
Depreciation and amortization	2,348	2,703

Total operating expenses	57,552	51,309

Operating income (loss)	8	(3,858)
Interest and other financial costs	5,586	5,656

Loss before income taxes	(5,578)	(9,514)
Income tax expense	23	24

Net loss	$(5,601)	$(9,538)

Weighted average common shares outstanding, basic and diluted	11,391	11,390

Net loss per common share, basic and diluted	$(0.49)	$(0.84)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010

Cash flows (used in) provided by operating activities:
Net loss	$(5,601)	$(9,538)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,514	2,936
Amortization of debt costs	484	789
Other operating activities, net	55	224
Decrease (increase) in:
Accounts receivable	680	1,912
Inventories	(8,039)	3,140
Prepaids and other current assets	(616)	(431)
(Decrease) increase in:
Accounts payable	(2,119)	(3,942)
Accrued liabilities and other long-term liabilities	1,407	(1,322)

Net cash used in operating activities	(11,235)	(6,232)

Cash flows used in investing activities:
Additions to property and equipment	(1,714)	(1,102)

Net cash used in investing activities	(1,714)	(1,102)

Cash flows provided by (used in) financing activities:
Increase in bank indebtedness	13,444	9,677
Repayment of obligations under capital leases	(957)	(883)
Payment of loan origination fees and costs	(1,845)	(13)
Repayment of long-term debt	(2,104)	(1,917)
Increase in long-term debt	5,502	—

Net cash provided by financing activities	14,040	6,864
Effect of exchange rate on cash	(96)	(5)

Net increase (decrease) in cash and cash equivalents	995	(475)
Cash and cash equivalents, beginning of year	3,342	3,403

Cash and cash equivalents, end of period	$4,337	$2,928

Supplemental disclosure of cash flow information:
Interest paid	$5,503	$4,782
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$9
Property and equipment additions included in accounts payable and accrued liabilities	$633	$231

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation, Significant Accounting Policies and Future Operations

Basis of Presentation

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”) and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week periods ended September 24, 2011 and September 25, 2010 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 26, 2011, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2011.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 26, 2011 as fiscal 2011, and the current fiscal year ending March 31, 2012 as fiscal 2012. Fiscal 2011 consists of a fifty-two week period and fiscal 2012 consists of a fifty-three week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable, provisions for income taxes, valuation of deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environments, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. While the Company renewed its senior secured revolving credit facility and senior secured term loans in June 2011, the Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lenders and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no discretionary reserves were imposed during the first six months of fiscal 2012, and during fiscal 2010 and 2011, during fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $12.5 million and a $5 million seasonal availability block are imposed from December 20th to January 20th and from January 21st to February 10th, respectively. Both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

2. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 24, 2011, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 24, 2011 and for the comparable period ended September 25, 2010. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, including the tax benefits related to the current year’s operating losses, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 24, 2011, the Company had recorded a valuation allowance of $59.2 million against the full value of the Company’s net deferred tax assets.

3. Net Loss Per Common Share

For the twenty-six week period ended September 24, 2011, the Company’s net loss per common share on a basic and diluted basis was $0.49. Excluded from the computation of net loss per diluted share were 566,637 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

For the twenty-six week period ended September 25, 2010, the Company’s net loss per common share on a basic and diluted basis was $0.84. Excluded from the computation of net loss per diluted share were 651,923 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

4. Inventories

Inventories are summarized as follows:

	As of September 24, 2011	As of March 26, 2011
	(In thousands)
Raw materials	$7,518	$4,420
Work in progress	1,268	655
Retail inventories and manufactured finished goods	137,246	136,768

	$146,032	$141,843

5. Bank Indebtedness and Long-term Debt

In June 2011, the Company executed an amendment and extension of its $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. The $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds), which represented an effective interest rate at September 24, 2011 of 3.5%. The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. At September 24, 2011, the interest rate on the senior secured term loan was 11% per annum. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

Both the senior secured credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, the senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility and secured term loan contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

6. Related Party Transactions

In June 2011, contemporaneously with the amendment of our senior credit facilities, we amended the terms of the $5.0 million cash advance agreements with our controlling shareholder, Montrovest B.V. The annual interest paid on these cash advances was reduced from 16%, net of any withholding taxes, or an effective interest rate of approximately 17.8% to an annual interest rate of 11%, net of any withholding taxes, or an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement, and (iii) allowed for the one-time payment of a closing fee of $75,000.

7. Segmented Information

The Company has two reportable segments, Retail and Other. At September 24, 2011, Retail operated 32 stores across Canada under the Birks brand, 26 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of a) our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, b) the Company’s gold exchange business which purchases platinum, gold and silver jewelry from clients and refines the metals purchased, c) manufacturing which produces unique products for the retail and corporate sales divisions and d) results of wholesale sales and internet sales.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 24, 2011 and September 25, 2010 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/24/11	26 weeks ended 9/25/10	26 weeks ended 9/24/11	26 weeks ended 9/25/10	26 weeks ended 9/24/11	26 weeks ended 9/25/10
	(In thousands)
Sales to external customers	$119,129	$105,553	$10,765	$5,659	$129,894	$111,212
Inter-segment sales	—	—	$13,083	$9,896	$13,083	$9,896
Unadjusted gross profit	$54,232	$46,666	$6,844	$3,352	$61,076	$50,018

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 24, 2011 and September 25, 2010:

	26 weeks ended September 24, 2011	26 weeks ended September 25, 2010
	(In thousands)
Unadjusted gross profit	$61,076	$50,018
Inventory provisions	(1,299)	(1,174)
Other unallocated costs	(1,894)	(1,460)
(Elimination)/Recognition of intercompany gross profit	(323)	67

Gross profit	$57,560	$47,451

Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 26, 2011 as fiscal 2011, and the current fiscal year ending March 31, 2012 as fiscal 2012. Fiscal 2011 consists of a fifty-two week period and fiscal 2012 consists of a fifty-three week period.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the U.S. As of October 31, 2011, we operated 32 stores under the Birks brand in most major metropolitan markets of Canada, 26 stores under the Mayors brand in Florida and Georgia, one store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts. Also included in Other are a) manufacturing, which manufactures unique products for the retail and corporate sales divisions, b) our gold exchange business which purchases platinum, gold and silver jewelry from clients and refines the metals purchased and c) results of wholesale sales and internet sales.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by store traffic, the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy and overhead expense are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 2.9% and 2.6% of sales during the twenty-six week periods ended September 24, 2011 and September 25, 2010, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.9 million and $1.7 million for the twenty-six week periods ended September 24, 2011 and September 25, 2010, respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and eventually expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 26, 2011 filed with the SEC on July 8, 2011 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
Canada	4%	6%
United States	9%	2%

Total	6%	5%

The increase in comparable store sales for the twenty-six week period ended September 24, 2011 is primarily attributable to an increase in our average sale in both our Canadian and U.S. markets as well as an increase in sales transactions in our U.S. markets.

The increase in comparable store sales for the twenty-six week period ended September 25, 2010 is primarily attributable to an increase in store traffic in both our Canadian and U.S. markets and an increase in our average sale in the U.S.

Twenty-Six Week Period Ended September 24, 2011 compared to the Twenty-Six Week Period Ended September 25, 2010

Net Sales

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
	(In thousands)
Net Sales – Retail	$119,129	$105,553
Net Sales – Other	10,765	5,659

Total Net Sales	$129,894	$111,212

Net sales for the twenty-six weeks ended September 24, 2011 were $129.9 million, an increase of $18.7 million from the twenty-six weeks ended September 25, 2010. The increase in net retail sales was primarily driven by a comparable store sales growth of 6%, $4.3 million of higher sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and $4.9 million of higher sales due to a new store opening net of $1.5 million of lower sales associated with the closure of four stores. The increase in Net Sales – Other was primarily the result of a $4.1 million increase in revenues related to the gold exchange business.

Gross Profit

	For the 26 weeks ended September 24, 2011	For the 26 weeks ended September 25, 2010
	(In thousands)
Gross Profit – Retail	$54,232	$46,666
Gross Profit – Other	3,328	785

Total Gross Profit	$57,560	$47,451

Gross profit was $57.6 million, or 44.3% of net sales, during the twenty-six week period ended September 24, 2011 compared to $47.5 million, or 42.7% of net sales, during the comparable period last year. The increase in gross profit was primarily related to the increase in sales as well as the 160 basis point increase in gross margin. Included in the $10.1 million increase in gross profit was $2.1 million of higher gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The 160 basis point increase was primarily attributable to retail price increases and a reduction in promotional pricing activities. The increase in Gross Profit - Other was primarily the result of higher refining gains from our gold exchange business and from our refining of aged and discontinued inventory.

SG&A Expenses

SG&A expenses were $55.2 million, or 42.5% of net sales for the twenty-six week period ended September 24, 2011 compared to $48.6 million, or 43.7% of net sales, for the twenty-six week period ended September 25, 2010. The $6.6 million increase in SG&A was primarily attributable to a $1.9 million increase in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively stronger Canadian dollar, $2.9 million in higher compensation expenses primarily related to higher sales, margins and operating performance and approximately $0.8 million of higher compensation expenses related to the termination of the salary reduction program initiated in March 2009, $0.6 million of higher marketing expenses and $1.2 million of higher general operating expenses primarily related to increased variable costs associated with higher sales, as well as $0.3 million of costs associated with the review of opportunities for expansion of the Birks product brand through international channels of distribution and higher post-employment benefit related charges.

Depreciation Expenses

Depreciation and amortization expense for the twenty-six week period ended September 24, 2011 was lower than the prior fiscal year primarily due to lower levels of fixed assets related to the closure of four stores as well as continued efforts to limit capital expenditures partially offset by $85,000 of higher expense related to foreign currency translation resulting from the translation of Canadian depreciation expenses into U.S. dollars with a relatively stronger Canadian dollar.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 24, 2011 and during the comparable period ended September 25, 2010. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods.

FINANCIAL CONDITION

Liquidity and Capital Resources

In June 2011, we executed an amendment and extension of our $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. Our $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds), which represented an effective interest rate at September 24, 2011 of 3.5%. The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. At September 24, 2011, the interest rate on the senior secured term loan was 11% per annum. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. As of September 24, 2011, we had approximately $73.8 million outstanding on our senior secured revolving credit facility and our excess borrowing availability was $15.9 million. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured credit facility administrative agent and our senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

In June 2011, commensurate with the amendment of our senior credit facilities, we amended the terms of the $5.0 million cash advance agreement with our controlling shareholder, Montrovest. The annual interest paid on these cash advances was reduced from 16%, net of any withholding taxes, or an effective interest rate of approximately 17.8% to an annual interest rate of 11%, net of any withholding taxes, or an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) allowed for the one-time payment of a closing fee of $75,000.

Net cash used in operating activities for the twenty-six week period ended September 24, 2011 was $11.2 million compared to $6.2 million of net cash used in operating activities during the comparable period last year. The higher level of cash used in operating activities in the current year compared to the prior year is primarily due to the use of cash to purchase inventory during the first half of fiscal 2012 compared to cash received as inventory levels decreased during the first half of the prior fiscal year. This higher use of cash was partially offset by a smaller net loss and an increase in accrued liabilities and other long-term liabilities during the first half of fiscal 2012. The increase in inventory during the first half of fiscal 2012 is primarily related to higher costs for diamonds, precious metals and Swiss timepieces as well as higher inventory related to the introduction of Rolex brand watches in two stores in Canada during the first half of the year, while the decrease in inventory during the first half of fiscal 2011 was associated with our efforts to carry less inventory due to the continued weakness in sales associated with the weak economic environment at the time. The increase in accrued liabilities and other long-term liabilities during the first half of fiscal 2012 is primarily related to higher compensation expense accruals associated with our sales and financial performance during the first twenty-six weeks of the fiscal year.

Net cash used in investing activities was $1.7 million during the twenty-six week period ended September 24, 2011 compared to $1.1 million for the twenty-six week period ended September 25, 2010. The increase in cash used in investing activities in the current year primarily reflects more outlays for store remodeling and IT system upgrade projects than the prior year period.

Net cash provided by financing activities was $14.0 million during the current twenty-six week period compared to $6.9 million for the twenty-six week period ended September 25, 2010. The $7.1 million increase in cash flows from financing activities was primarily due to an increased use of senior secured revolving credit facility and higher borrowings related to the increased borrowings under our senior secured term loan to fund the higher cash flow outlays from operating activities and investing activities in the current period compared to the prior year period.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient working capital to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 24, 2011, we have not hedged these interest rate risks. As of September 24, 2011, we had approximately $85.2 million of floating-rate debt and an additional $18.0 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the

U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 24, 2011, we had not hedged these foreign exchange rate risks. As of September 24, 2011, we had approximately $13.5 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 24, 2011, our earnings would have increased or decreased, respectively, by approximately $1.4 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 24, 2011, our borrowing availability would have increased or decreased, respectively, by approximately $0.3 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 24, 2011. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2011 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.